UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                                     Borden, Inc.

                                   (Name of Issuer)

                       Common Stock, par value $.625 per share
                            (Title of Class of Securities)

                                     09959 3 10 2
                                    (CUSIP Number)

       Henry R. Kravis, KKR Associates, Whitehall Associates, L.P. c/o Kohlberg
                                 Kravis Roberts & Co.
               9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                  November 22, 1994
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note:   Six copies  of this  statement, including  all exhibits, should  be
     filed with  the Commission.   See Rule 13d-1(a)  for other parties  to whom
     copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
          Item 4.  Purpose of Transaction.
                   ----------------------

                    Item 4 of the Statement on Schedule 13D of the persons

          named on the cover page hereof filed on October 3, 1994, as amended (the "Schedule"), is hereby amended and supplemented as follows (capitalized terms used but not defined herein

          shall have the meanings assigned to such terms in the Schedule):

                    1.  The third sentence of the second paragraph of Item

          4 of the Schedule is amended and restated in its entirety to read as follows:

                    "The 'Exchange Ratio' is equal to the quotient (rounded
               to the nearest 1/100,000) obtained by dividing (i) $14.25 by
               (ii) the average of the average of the high and low sales prices of Holdings Common Stock as reported on the New York Stock Exchange Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Offer; provided that the Exchange Ratio shall not be less than 1.78125 or greater than 2.375."

                    2.  The following paragraphs are inserted immediately

          preceding the last paragraph of Item 4 of the Schedule:

                    "As of November 15, 1994, Whitehall Associates, Sub and
               Issuer entered into an Amendment to the Merger Agreement, pursuant to which the definition of the term 'Exchange Ratio' was modified to read as described herein. A copy of the Amendment is attached hereto as Exhibit 4 and incorporated herein by reference.

                    On November 22, 1994, Sub commenced the Offer, on the
               terms and subject to the conditions set forth in the Offering Circular/Prospectus dated November 22, 1994 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits 5 and 6, respectively, and incorporated herein by reference."


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
          Item 7.   Material to be Filed as Exhibits.
                    --------------------------------

               4. Amendment, dated as of November 15, 1994, among Borden Acquisition Corp. ("Sub"), Whitehall Associates, L.P. ("Whitehall") and Borden, Inc. ("Issuer") to the Agreement and Plan of Merger, dated as of September 23, 1994, among Sub, Whitehall and Issuer.

               5.   Offering Circular/Prospectus dated November 22, 1994.

               6.   Letter of Transmittal.

















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
                                      SIGNATURE


                    After reasonable inquiry and to the best of my

          knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   KKR ASSOCIATES

                                   By:/s/ Henry R. Kravis
                                      -----------------------
                                      Name:  Henry R. Kravis
                                      Title:  General Partner


                                   WHITEHALL ASSOCIATES, L.P.
                                   By KKR Associates
                                   General Partner


                                   By:/s/ Henry R. Kravis
                                      -----------------------
                                      Name:  Henry R. Kravis
                                      Title:  General Partner


                                   BORDEN ACQUISITION CORP.


                                   By:/s/ Scott M. Stuart
                                      -----------------------
                                      Name:  Scott M. Stuart
                                      Title:  Vice President





          DATED:  November 23, 1994





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
                                  INDEX TO EXHIBITS


          Exhibit Number           Description of Exhibits

               4. Amendment, dated as of November 15, 1994, among Borden Acquisition Corp. ("Sub"), Whitehall Associates, L.P. ("Whitehall Associates") and Borden, Inc. ("Issuer") to the Agreement and Plan of Merger, dated as of September 23, 1994, among Sub, Whitehall Associates and Issuer.

               5.   Offering Circular/Prospectus dated November 22, 1994.

               6.   Letter of Transmittal.


















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